SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                           FORM 20-F [X]    FORM 40-F [  ]

                  INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [ ]


                  INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [ ]

                  INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                 YES [ ] NO [X]

                  IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-_________

                              TAT Technologies Ltd.

6-K Items

     1. TAT Technologies Ltd. announces resignation of members of its Board of Directors.

                                                                          ITEM 1

     Reported on July 2, 2008


     TAT Technologies Limited announced today that effective as of July 1, 2008 Messrs. Mordechai Bones, Shimon Barkama, Meir Dvir, Amiram Eliasaf and Golan Kashi resigned from its Board of Directors. In addition, on July 1, 2008, Mr. Michael Shevi, notified the Company that he will resign from his office as an outside director of the Company due to other commitments, effective as of the election of his successor.

     As indicated in the attached Notice of 2008 Annual General Meeting of Shareholders, published in Israel today, at the Company's Annual General Meeting shareholders will be asked to elect four directors for terms expiring at our 2009 Annual General Meeting of Shareholders and to elect one outside director for a term expiring at our 2011 Annual General Meeting of Shareholders.

     In addition, the Company announced that its Audit Committee and Board of Directors have approved, subject to shareholder approval, entering into an agreement with TAT Industries Ltd., TAT Technologies' parent company, for the purchase of 15% of the outstanding ordinary shares of Bental Industries Ltd., which are held by it, in consideration for $1,837,500. During 2008 the Company purchased from unrelated parties 37% of the outstanding shares of Bental Industries and a call option to purchase an additional 18% of the outstanding shares of Bental Industries. The price per share and the exchange rate of the dollar to the NIS are the same as the price per share and the exchange rate in the third party transactions the Company entered into with the unrelated parties earlier this year.

                              TAT TECHNOLOGIES LTD.
                                   P.O. Box 80
                              Gedera 70750, Israel
                             ----------------------

              NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS


         Dear Shareholders of TAT Technologies Ltd.:

     We are pleased to invite you to the 2008 Annual General Meeting of Shareholders to be held on Monday, August 18, 2008 at 10:00 a.m. Israel time, at the offices of Kaman Holdings Ltd., 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, for the following purposes:

     (1) To elect each of Mr. Giora Inbar, Mr. Avraham Ortal, Mr. Eran Saar and Ms. Daniela Yaron-Zoller to serve as a director, to hold office until our 2009 Annual General Meeting of Shareholders and until their successors are elected and qualified;

     (2) To elect Mr. Avraham Shani to serve as an outside director for an initial three-year term expiring at our 2011 Annual General Meeting of Shareholders;

     (3)  To approve an agreement by and between us and TAT  Industries  for the
          purchase  of  15%  of  the  outstanding   ordinary  shares  of  Bental
          Industries Ltd. from TAT Industries Ltd;

     (4) To ratify and approve the reappointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as our independent registered public accountants for the year ending December 31, 2008 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services; and

     (5) To review and discuss our auditor's report and consolidated financial statements for the year ended December 31, 2007.

     Shareholders of record at the close of business on July 9, 2008 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Annual General Meeting.


     Shareholders may review the full version of the proposed the resolutions in our proxy statement as well as the accompanying proxy card, as of July 14, 2008, via the Israeli Securities Authority's electronic filing system at http://www.magna.isa.gov.il or the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il.


     The company's representative is Ms. Aya Ben David, 85 Medinat Hayehudim St., Herzlia, Israel, Tel: 09 9701801, Fax: 09 9701889.


     QUORUM AND VOTING
     -----------------

Each ordinary share entitles the holder to one vote. The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company's voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place, or to such other time as designated in the notice of such adjourned meeting. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

REQUIRED MAJORITY
-----------------

RESOLUTION (1): Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

RESOLUTION (2): Under the Israeli Companies Law, the election of the nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

RESOLUTION (3):Under the Israeli Companies Law, the approval of the agreement between us and TAT Industries requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, provided that either (i) the shares voting in favor of such resolution (excluding the vote of abstaining shareholders) include at least one-third of the non-interested shareholders with respect to such proposal represented and voting on the matter, or (ii) the total shareholdings of the non-interested shareholders with respect to such proposal who vote against the resolution (excluding the vote of abstaining shareholders) must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a "personal interest" (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company's ordinary shares. In the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest in this transaction.

RESOLUTION (4): Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to ratify and approve the reappointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as our independent registered public accountants for the year ending December 31, 2008 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services.





Dated: July 2, 2008

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: July 2, 2008